XENSE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Xense Inc.
Irvine, California

We have reviewed the accompanying financial statements of Xense Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	13,752	$	63
Total current assets		**13,752**		**63**
Property and equipment, net		7,411		21,056
Intangible asset		271,056		100,911
Total assets	**$**	**292,218**	**$**	**122,030**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	39,933	$	42,956
Current portion of loans and notes		480,153		113,887
Amount due to a related party		-		201
Total current liabilities		**520,086**		**157,043**
Promissory Notes and Loans		-		356,943
Simple Agreement for Future Equity (SAFEs)		861,936		175,000
Total liabilities		**1,382,022**		**688,987**
STOCKHOLDERS EQUITY				
Common Stock		719		714
Series Seed Preferred Stock		71		71
Additional Paid In Capital		1,196,212		730,859
Retained earnings/(Accumulated Deficit)		(2,286,806)		(1,298,602)
Total stockholders' equity		**(1,089,804)**		**(566,957)**
Total liabilities and stockholders' equity	**$**	**292,218**	**$**	**122,030**

See accompanying notes to financial statements.

XENSE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 5	$ -
Cost of goods sold	15,466	-
Gross profit	(15,461)	-
Operating expenses		
General and administrative	914,186	1,018,052
Sales and marketing	63,416	3,410
Total operating expenses	977,603	1,021,462
Operating income/(loss)	(993,064)	(1,021,462)
Interest expense	12,395	2,413
Other Loss/(Income)	(19,843)	(2,350)
Income/(Loss) before provision for income taxes	(985,616)	(1,021,526)
Provision/(Benefit) for income taxes	2,588	-
Net income/(Net Loss)	**$ (988,204)**	**$ (1,021,526)**

See accompanying notes to financial statements.

XENSE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	5,000,000	**$ 500**	-	**$ -**	**$ 103,552**	**$ (277,076)**	**$ (173,025)**
Convertible Note Conversion	2,142,857	214	-	-	349,786		350,000
Share-Based Compensation					7,379		7,379
Issuance of Stocks			714,285	71	270,143		270,214.29
Net income/(loss)						(1,021,526)	(1,021,526)
Balance—December 31, 2020	7,142,857	714	714,285	71	730,859	$ (1,298,602)	**$ (566,957)**
Issuance of Stocks	47,586	5			455,617		455,622
Share-Based Compensation					9,735		9,735
Net income/(loss)						(988,204)	(988,204)
Balance—December 31, 2021	**7,190,443**	**$ 719**	**714,285**	**$ 71**	**$ 1,196,212**	**$ (2,286,806)**	**$ (1,089,804)**

See accompanying notes to financial statements.

XENSE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(988,204)	$	(1,021,526)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		22,909		6,320
Amortization of intangible assets		32,740		12,451
Share-based compensation		9,735		7,379
Changes in operating assets and liabilities:				
Credit Cards		(3,023)		20,483
Net cash provided/(used) by operating activities		**(925,843)**		**(974,892)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(9,263)		-
Purchase of intangible assets		(202,885)		(13,000)
Net cash provided/(used) in investing activities		**(212,148)**		**(13,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		455,622		270,214
Amount due to a related party		(201)		(1,377)
Borrowing on Promissory Notes and Loans		9,323		470,830
Borrowing on Simple Agreement for Future Equity (SAFEs)		686,936		175,000
Borrowing on Convertible Notes		-		30,000
Net cash provided/(used) by financing activities		**1,151,680**		**944,667**
Change in cash		13,689		(43,224)
Cash—beginning of year		63		43,287
Cash—end of year	**$**	**13,752**	**$**	**63**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,395	$	2,413
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-		
Issuance of equity in return for note		-	$	350,000
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Xense Inc was incorporated on May 15, 2018, in the state of California under the name Opah S.V. Inc. On October 28, 2018, the company changed the name to Xense Biotec Inc. and on May 17, 2021, the company once again changed the name to Xense Inc. The financial statements of Xense Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

We are a team of experienced technology entrepreneurs with skills covering sensing technologies, instrumentation design/fabrication, embedded computing, firmware and application software, mobile apps, and web services. Our current emphasis, led by DoD-funded research projects, has been on photonic sensing technologies and health monitoring.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Xense Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the commercialization and selling of photonic sensing technologies and health monitoring products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020, amounted to $63,416 and $3,410, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Equipment	$	40,865	$	31,602
Property and Equipment, at Cost		**40,865**		**31,602**
Accumulated depreciation		(33,454)		(10,545)
Property and Equipment, Net	**$**	**7,411**	**$**	**21,056**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of 22,909 and $6,320, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	327,399	$	124,514
Intangible assets, at cost		**327,399**		**124,514**
Accumulated amortization		(56,343)		(23,603)
Intangible assets, Net	**$**	**271,056**	**$**	**100,911**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 was in the amount of $32,740 and $23,630, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(32,740)
2023		(32,740)
2024		(32,740)
2025		(32,740)
Thereafter		(140,097)
Total	**$**	**(271,056)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,658,008 shares of common stock with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 7,190,443 and 7,142,857 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 714,285 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 714,285 shares of preferred stock have been issued and are outstanding.

Debt to Equity Conversion

During 2020, the Company converted $350,000 of Convertible notes into 2,142,857 shares of common stock.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,540,151 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	665,615	$ 0.04	-
Granted	290,612		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	956,227	$ 0.04	9.07
Exercisable Options at December 31, 2020	956,227	$ 0.04	9.07
Granted	392,407	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,348,634	$ 0.04	8.07
Exercisable Options at December 31, 2021	1,348,634	$ 0.04	8.07

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $9,735 and $7,379, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Travis Aultin	$ 350,000	12.50%	8/31/2020	6/17/2022	$ 875	$ 875	$ 84,001	$ -	$ 84,001	$ 3,646	$ 3,646	$ -	$ 350,000	$ 350,000
Loan- Ming Guo	$ 100,000	5.00%	7/3/2020	not defined	$ 26	$ 26	$ 6,152	$ -	$ 6,152	$ 417	$ 417	$ 100,000	$ -	$ 100,000
Loan from WeiWei	$ 500,000	10.00%	11/27/2020	7/27/2021	$ 6,500	$ 6,500	$ 390,000	$ -	$ 390,000	$ -	$ -	$ -	$ -	$ -
PPP loan	$ 20,830	1.00%	7/17/2020	Forgiven	$ -	$ -	$ -	$ -	$ -	$ 87	$ 87	$ 13,887	$ 6,943	$ 20,830
Total					**$ 901**	**$ 901**	**$ 480,153**	**$ -**	**$ 90,153**	**$ 4,063**	**$ 4,063**	**$ 113,887**	**$ 356,943**	**$ 450,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 480,153
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 480,153**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,			
SAFE(s)	**Borrowing Period**		**Valuation Cap**	**Discount rate**		**2021**		**2020**
Safes I - XVI	Fiscal Year 2021	$	50,000,000	80%	$	861,936	$	175,000
Total SAFE(s)					**$**	**861,936**	**$**	**175,000**

If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

		12/31/2021
Current:		
Federal, state, and local	$	1
Foreign	$	-
Total	$	1
Deferred		
Federal, state, and local	$	-
Foreign	$	-
Total non-current expense (benefit)	$	-
Total	$	1

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$	-
Total	$	-

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	-
Net current deferred tax asset	$	-

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

9. RELATED PARTY

On July 3, 2020, the company received a loan from the one of the owners, Ming Guo, in the amount of $100,000. The loans bear a zero interest for the first two months and then If the total principal is not returned by the end of two months, the yearly interest will be 5%, and interest due each month. As of December 31, 2021 and December 31, 2020, outstanding balance of the loan was $6,152 and $100,000, respectively.

In August 2020, The Company issue a Promissory Note in the amount of $350,000 to one of the shareholders, Travis Aultin. The Note bears an interest rate of 12.5% and has maturity date set on June 17, 2022. As of December 31, 2021 and December 31, 2020, outstanding balance of the loan was $84,001 and $350,000, respectively.

In December 2021, the company entered into a Promissory Note agreement with one of the shareholders, Weiwei Guo, in the amount of $500,000. As of December 31, 2021, outstanding balance of the loan was $390,000.

During 2020, the company founder and CEO, Ying Zha, paid for company's expenses from his personal expenses. As of As of December 31, 2021 and December 31, 2020, outstanding balance due to Ying Zao was $0 and $201, respectively.

On March 14, 2022, the company entered into a Convertible promissory note with one of its shareholders, Dr. Ming Guo, in the amount of $60,000. The note bears an interest rate of 2.5% per annum and $50,000 out of the Indebtedness under this Note shall be due and payable on May 31st, 2022 (the "Maturity Date") and the rest will mature in May 31st, 2023.

On March 23, 2022, the company entered into a promissory note agreement with one of its shareholders, Travis Aultin, in the amount of $250,000. Interest shall accrue on the Outstanding Balance as follows: for the first twenty four months following the date of this Note (the "Initial Loan Period"), at a rate per annum equal to 12.5%, and for all periods following the Initial Loan Period, at a rate per annum equal to 15%. Interest payment is paid monthly or every two months. The principal amount of $250,000.00 plus the last unpaid interest is due to be paid in full on March 20, 2027

On March 23, 2022, the company entered into a promissory note agreement with one of its shareholders, Travis Aultin, in the amount of $105,000. Interest shall accrue on the Outstanding Balance as follows: for the first three months following the date of this Note (the "Initial Loan Period"), at a rate per annum equal to 100%, and for all periods following the Initial Loan Period, at a rate per annum equal to 25%. The Company shall pay the principal amount of $105,000 plus initial loan interest in full on June 17, 2022.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 15, 2020, the Company entered a month to month commercial lease with a certain lessor. On June 29, 2021, the company renewed the lease agreement for 6 months, commencing on August 1, 2021 and ending on January 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year		Obligation
2022		1,100
2023		-
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**1,100**

Rent expense was in the amount of $6,843 and $39,020 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2022, which is the date the financial statements were available to be issued.

On March 14, 2022, the company entered into a Convertible promissory note with one of its shareholders, Dr. Ming Guo, in the amount of $60,000. The note bears an interest rate of 2.5% per annum and $50,000 out of the Indebtedness under this Note shall be due and payable on May 31st, 2022 (the "Maturity Date") and the rest will mature in May 31st, 2023.

On March 23, 2022, the company entered into a promissory note agreement with one of its shareholders, Travis Aultin, in the amount of $250,000. Interest shall accrue on the Outstanding Balance as follows: for the first twenty four months following the date of this Note (the "Initial Loan Period"), at a rate per annum equal to 12.5%, and for all periods following the Initial Loan Period, at a rate per annum equal to 15%. Interest payment is paid monthly or every two months. The principal amount of $250,000.00 plus the last unpaid interest is due to be paid in full on March 20, 2027

On March 23, 2022, the company entered into a promissory note agreement with one of its shareholders, Travis Aultin, in the amount of $105,000. Interest shall accrue on the Outstanding Balance as follows: for the first three months following the date of this Note (the "Initial Loan Period"), at a rate per annum equal to 100%, and for all periods following the Initial Loan Period, at a rate per annum equal to 25%. The Company shall pay the principal amount of $105,000 plus initial loan interest in full on June 17, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $993,064 an operating cash flow loss of $925,843 and liquid assets in cash of $13,752, which less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.